SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2020

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the fourth quarter and the year ended December 31, 2019 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the fourth quarter and the year ended December 31, 2019 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, Ernst & Young Han Young, or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2019 and 2018

(Unit : in billions of Korean Won)	2019	2018	Change
Total Assets	197,705	185,249	6.7%
Total Liabilities	128,779	114,156	12.8%
Total Equity	68,926	71,093	-3.0%

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the fourth quarter and the year ended December 31, 2019 and 2018

(Unit : in billions of Korean Won)	2019 Oct.-Dec.	2018 Oct.-Dec.	Change	2019 Jan.-Dec.	2018 Jan.-Dec.	Change
Operating revenues	14,861	15,175	-2.1%	59,093	60,628	-2.5%
Operating income (loss)	-1,667	-788	-111.5%	-1,357	-208	-555.2%
Income (Loss) before income tax	-1,994	-1,147	-73.8%	-3,233	-2,001	-61.6%
Net income (loss)	-1,292	-743	-74.0%	-2,224	-1,174	-89.4%
Net income (loss) attributable to owners of the company	-1,294	-797	-62.4%	-2,306	-1,315	-75.5%

CONDENSED SEPARATE STATEMENTS OF FINANCIAL POSITION

As of December 31, 2019 and 2018

(Unit : in billions of Korean Won)	2019	2018	Change
Total Assets	109,809	107,486	2.2%
Total Liabilities	58,385	53,404	9.3%
Total Equity	51,424	54,082	-4.9%

CONDENSED SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

For the fourth quarter and the year ended December 31, 2019 and 2018

(Unit : in billions of Korean Won)	2019 Oct.-Dec.	2018 Oct.-Dec.	Change	2019 Jan.-Dec.	2018 Jan.-Dec.	Change
Operating revenues	14,681	15,132	-3.0%	58,853	60,272	-2.4%
Operating income (loss)	-1,418	-795	-78.4%	-2,896	-2,193	-32.1%
Income (Loss) before income tax	-1,627	-804	-102.4%	-3,746	-1,835	-104.2%
Net income (loss)	-1,103	-552	-99.9%	-2,630	-1,095	-140.1%

*	The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jun, Chul-Soo
Name: Jun, Chul-Soo
Title: General Manager of Finance & IR Team

Date: February 28, 2020